Exhibit 4.1

*201415400905*

DATE:	DOCUMENT ID	DESCRIPTION	FILING	EXPED	PENALTY	CERT	COPY
06/03/2014	201415400905	DOMESTIC/AMENDMENT TO ARTICLES(AMD)	50.00	300.00	.00	.00	5.00

Receipt

This is not a bill. Please do not remit payment.

STATE OF OHIO

CERTIFICATE

Ohio Secretary of State, Jon Husted

458715

It is hereby certified that the Secretary of State of Ohio has custody of the business records for

FIFTH THIRD BANCORP

and, that said business records show the filing and recording of:

Document(s)	Document No(s):
DOMESTIC/AMENDMENT TO ARTICLES	201415400905

Effective Date: 06/03/2014

United States of America State of Ohio Office of the Secretary of State	Witness my hand and the seal of the Secretary of State at Columbus, Ohio this 3rd day of June, A.D. 2014.

Ohio Secretary of State

JON HUSTED

OHIO SECRETARY OF STATE

180 East Broad Street, Suite 103 (ground floor) — Columbus, Ohio 43215

Toll Free: (877) SOS-FILE (767-3453)    Central Ohio: (614) 466-3910

www.OhioSecretaryofState.gov — busserv@OhioSecretaryofState.gov

Please return the approval certificate to:

Name:	Graydon Head & Ritchey LLP
(Individual or Business Name)

To the attention of:	Janet Welling
(If necessary)

Address:	511 Walnut Street, Suite 1900

City:	Cincinnati

State:	Ohio		ZIP Code:	45202

Phone Number:	513-629-2747	E-mail Address:	jwelling@graydon.com

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Type of Service Being Requested: (PLEASE CHECK ONE BOX BELOW)

¡	Regular Service: Only the filing fee listed on page one of the form is required and the filing will be processed in approximately 3-7 business days. The processing time may vary based on the volume of filings received by our office.

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¡	Expedite Service 2: By including an Expedite fee of $200.00, in addition to the regular filing fee on page one of the form, the filing will be processed within 1 business day after it is received by our office. This service is only available to walk-in customers who hand deliver the document to the Client Service Center.

—	Expedite Service 3: By including an Expedite fee of $300.00, in addition to the regular filing fee on page one of the form, the filing will be processed within 4 hours after it is received by our office, if received by 1:00 p.m. This service is only available to walk-in customers who hand deliver the document to the Client Service Center.

¡	Preclearance Filing: For the purpose of advising as to the acceptability of the proposed filing, a form that is to be submitted at a later date for processing may be submitted for examination for a fee of $50.00. The Preclearance will be complete within 1-2 business days.

Last Revised: 4/17/2014

Form 540 Prescribed by: JON HUSTED Ohio Secretary of State Central Ohio: (614) 466-3910 Toll Free: (877) SOS-FILE (767-3453) www.OhioSecretaryofState.gov Busserv@OhioSecretaryofState.gov

Makes checks payable to Ohio Secretary of State

Mail this form to one of the following:

Regular Filing (non expedite)

P.O. Box 1329

Columbus, OH 43216

Expedite Filing (Two-business day processing

time requires an additional $100.00).

P.O. Box 1390

Columbus, OH 43216

Certificate of Amendment

(For-Profit, Domestic Corporation)

Filing Fee: $50

Check appropriate box:

—	Amendment to existing Articles of Incorporation (125-AMDS)

¡	Amended and Restated Articles (122-AMAP) - The following articles supersede the existing articles and all amendments thereto.

Complete the following information:

Name of Corporation	Fifth Third Bancorp

Charter Number	458715

Check one box below and provide information as required:

¡	The articles are hereby amended by the Incorporators. Pursuant to Ohio Revised Code section 1701.70(A), incorporators may adopt an amendment to the articles by a writing signed by them if initial directors are not named in the articles or elected and before subscriptions to shares have been received.

—	The articles are hereby amended by the Directors. Pursuant to Ohio Revised Code section 1701.70 (A), directors may adopt amendments if initial directors were named in articles or elected, but subscriptions to shares have not been received. Also, Ohio Revised Code section 1701.70(B) sets forth additional cases in which directors may adopt an amendment to the articles.

The resolution was adopted pursuant to Ohio Revised Code section 1701.70(B) (In this space insert the number 1 through 10 to provide basis for adoption.)	1701.70(B)(1)

¡	The articles are hereby amended by the Shareholders pursuant to Ohio Revised Code section 1701.71.

¡	The articles are hereby amended and restated pursuant to Ohio Revised Code section 1701.72.

Form 540	Page 1 of 2	Last Revised: 4/17/2014

A copy of the resolution of amendment is attached to this document.

Note: If amended articles were adopted, they must set forth all provisions required in original articles except that articles amended by directors or shareholders need not contain any statement with respect to initial stated capital. See Ohio Revised Code section 1701.04 for required provisions.

Required

Must be signed by all incorporators, if amended by incorporators, or an authorized officer if amended by directors or shareholders, pursuant to Ohio Revised Code section 1701.73(B) and (C).

If authorized representative is an individual, then they must sign in the “signature” box and print their name in the “Print Name” box.

If authorized representative is a business entity, not an individual, then please print the business name in the “signature” box, an authorized representative of the business entity must sign in the “By” box and print their name in the “Print Name” box.

/s/ Mary E. Tuuk
Signature

Mary E. Tuuk, Executive Vice President and Secretary
By (if applicable)

Print Name

Signature

By (if applicable)

Print Name

Form 540	Page 2 of 2	Last Revised: 4/17/2014

ATTACHMENT TO CERTIFICATE OF AMENDMENT TO THE THIRD AMENDED

ARTICLES OF INCORPORATION

OF

FIFTH THIRD BANCORP, AS AMENDED

RESOLVED, that pursuant to the authority granted to and vested in the pricing committee (the “Pricing Committee”) of the Board of Directors of the corporation by resolutions of the Board of Directors of the corporation adopted at a meeting duly convened and held on September 18, 2012, and in accordance with Section 1701.70(B)(1) of the Ohio Revised Code and Article Fourth of the Third Amended Articles of Fifth Third Bancorp, as amended, the Pricing Committee, on behalf of the Board of Directors, hereby establishes the terms of the corporation’s 4.90% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series J, pursuant to the following resolutions.

RESOLVED, that Paragraph (A)(2)(g) of Article Fourth of the Third Amended Articles of Incorporation of Fifth Third Bancorp, as amended, be, and it hereby is, renumbered as Paragraph (A)(2)(h), and a new Paragraph (A)(2)(g) of Article Fourth of the Third Amended Articles of Incorporation of Fifth Third Bancorp, as amended, be and it hereby is, added to read as follows:

(g) 4.90% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series J. Twelve Thousand (12,000) shares of the preferred stock of the corporation shall be designated “4.90% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series J.” Each of the Twelve Thousand (12,000) shares of the 4.90% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series J, no par value, shall have a liquidation preference of $25,000 per share, and $300,000,000 in the aggregate, and shall have the rights, preferences and entitlements that follow:

1. Designation. The shares of such series shall be designated as “4.90% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series J” (the “Series J Preferred Stock”).

2. Dividends.

(i) Dividends on shares of Series J Preferred Stock will not be mandatory. Holders of the Series J Preferred Stock, in preference to the holders of the corporation’s common stock and of any other shares of the corporation’s stock ranking junior to the Series J Preferred Stock as to payment of dividends, will be entitled to receive, only as and if declared by the Board of Directors, out of funds legally available for payment, cash dividends. Commencing on the original issuance date of the Series J Preferred Stock (the “Original Issuance Date”) through, but excluding September 30, 2019 (the “Fixed Rate Period”), dividends on the Series J Preferred Stock will accrue, on a non-cumulative basis, at an annual rate of 4.90%. Commencing on September 30, 2019 and continuing for so long as any shares of the Series J Preferred Stock remain outstanding (the “Floating Rate Period”), dividends on the

Series J Preferred Stock will accrue, on a non-cumulative basis, at an annual rate equal to three-month LIBOR, reset quarterly, plus 3.129%. For the Fixed Rate Period, dividends on the liquidation preference of $25,000 per share of Series J Preferred Stock will be payable, when, as and if declared by the Board of Directors, semi-annually in arrears on each March 31 and September 30 beginning on September 30, 2014 to and including September 30, 2019 (each such date a “Fixed Rate Dividend Payment Date”). For the Floating Rate Period, dividends on the liquidation preference of $25,000 per share of Series J Preferred Stock will be payable, when as and if declared by the Board of Directors, quarterly in arrears on March 31, June 30, September 30 and December 31 of each year beginning on December 31, 2019 (each such date a “Floating Rate Dividend Payment Date” and each Floating Rate Payment Date and each Fixed Rate Payment Date, together referred to as a “Dividend Payment Date”). Each Dividend Payment Date shall relate to the immediately preceding Dividend Payment Period. A “Dividend Payment Period” means each period commencing on, and including, a Dividend Payment Date and ending on, but excluding, the next succeeding Dividend Payment Date, except that the first Dividend Payment Period shall commence on, and include, the Original Issuance Date of the Series J Preferred Stock and end on, but exclude, September 30, 2014. Declared dividends, if any, will be paid to holders of record of Series J Preferred Stock on the respective date fixed for that purpose by the Board of Directors in advance of payment of each particular dividend (a “Record Date”). If any Dividend Payment Date or any date fixed for payment upon redemption is not a Business Day, then such payment shall be payable on the next succeeding Business Day without any increase in the amount payable as a result of such postponement.

For the Fixed Rate Period, the dividend payable on the Series J Preferred Stock for any Dividend Payment Period will be computed on the basis of a 360-day year of twelve 30-day months.

For the Floating Rate Period, the dividend accrued for each day (the “Daily Dividend Amount”) will be calculated by dividing the dividend rate in effect for such day by 360 and multiplying the result by the aggregate liquidation preference of the Series J Preferred Stock. The dividend to be paid, when, as and if declared by the Board of Directors, on the Series J Preferred Stock for each quarterly Dividend Payment Period will be calculated by adding the Daily Dividend Amounts for each day in such quarterly Dividend Payment Period. All percentages resulting from such calculations will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 8.765435% (or .08765435) being rounded to 8.76544% or ..0876544)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

A “Business Day” means any day other than a Saturday, Sunday or any other day on which banking institutions and trust companies in New York, New York and Cincinnati, Ohio are permitted or required by any applicable law to close.

“Three-month LIBOR” means, with respect to any quarterly Dividend Payment Period, the rate (expressed as a percentage per annum) for deposits in U.S. dollars for such three-month period commencing on the first day of that quarterly Dividend Payment Period that appears on the Reuters Screen LIBOR01 Page as of 11:00 a.m. (London time) on the LIBOR determination date for that quarterly Dividend Payment Period. If such rate does not appear on Reuters Screen LIBOR01 Page, three-month LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars for such three-month period commencing on the first day of that quarterly Dividend Payment Period and in a principal amount of not less than $1,000,000 are offered to prime banks in the London interbank market by four major banks in the London interbank market selected by the calculation agent (after consultation with the corporation), at approximately 11:00 a.m., London time, on the LIBOR determination date for that quarterly Dividend Payment Period. The calculation agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, three-month LIBOR with respect to that quarterly Dividend Payment Period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of such quotations. If fewer than two quotations are provided, three-month LIBOR with respect to that quarterly Dividend Payment Period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of the rates quoted by three major banks in New York City selected by the calculation agent, at approximately 11:00 a.m., New York City time, on the LIBOR determination date for that quarterly Dividend Payment Period for loans in U.S. dollars to leading European banks for a three-month period commencing on the first day of that quarterly Dividend Payment Period and in a principal amount of not less than $1,000,000. However, if fewer than three banks selected by the calculation agent to provide quotations are quoting as described above, three-month LIBOR for that quarterly Dividend Payment Period will be the same as three-month LIBOR as determined for the immediately preceding Dividend Payment Period. The establishment of three-month LIBOR for each quarterly Dividend Payment Period by the calculation agent shall (in the absence of manifest error) be final and binding.

“Calculation agent” means Wilmington Trust, National Association, or any other firm appointed by Fifth Third, acting as calculation agent. Upon request of the holder of any shares of Series J Preferred Stock, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective for the next quarterly Dividend Payment Period for the Series J Preferred Stock.

“LIBOR determination date” means the second London banking day immediately preceding the first day of the relevant quarterly Dividend Payment Period.

“Reuters Screen LIBOR01 Page” means the display designated on the Reuters Screen LIBOR01 Page (or such other page as may replace Reuters Screen LIBOR01 Page on the service or such other service as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. Dollar deposits).

(ii) Dividends on shares of Series J Preferred Stock will not be cumulative. Accordingly, if the Board of Directors does not declare a dividend on the Series J Preferred Stock payable in respect of any Dividend Payment Period before the related Dividend Payment Date, such dividend will not accrue and the corporation will have no obligation to pay a dividend for that Dividend Payment Period on the Dividend Payment Date or at any future time, whether or not dividends on the Series J Preferred Stock are declared for any future Dividend Payment Period.

3. Ranking.

(i) The Series J Preferred Stock will rank (a) senior to the corporation’s common stock and all other equity securities that the corporation may issue in the future designated as ranking junior to the Series J Preferred Stock; (b) equally with our outstanding Series H and Series I Preferred Stock; and (c) equally with any other shares of preferred stock, and with all other equity securities that the corporation may issue in the future the terms of which provide that such preferred stock or other equity securities shall rank on a parity with the Series J Preferred Stock, in each case with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution and winding-up of the corporation.

(ii) The corporation will not issue any series of preferred stock in the future that ranks senior to the Series J Preferred Stock, but the corporation may issue additional series ranking junior to or on a parity with the Series J Preferred Stock with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution and winding up of the corporation. The corporation’s common stock and any preferred stock or other equity securities designated as ranking junior to the Series J Preferred Stock are referred to herein as “junior stock.”

(iii) So long as any shares of Series J Preferred Stock remain outstanding, unless the full dividends for the then-current Dividend Payment Period on all outstanding shares of Series J Preferred Stock have been paid, or declared and funds set aside therefor, on any day in the immediately succeeding Dividend Payment Period: (a) no dividend whatsoever shall be declared on any junior stock, other than a dividend payable solely in junior stock; and (b) the corporation and its subsidiaries may not purchase, redeem or otherwise acquire for consideration (other than as a result of reclassification of junior stock for or into junior stock, or the exchange or conversion of one share of junior stock for or into another share of junior stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock), nor will the corporation pay to or make available any monies for a sinking fund for the redemption of any junior stock.

(iv) On any Dividend Payment Date for which full dividends are not paid, or declared and funds set aside therefor, upon the Series J Preferred Stock and any shares of any class or series or any securities convertible into shares of any class or series of other equity securities designated as ranking on a parity with the Series J Preferred Stock as to payment of dividends (“Dividend Parity Stock”), all dividends paid or declared for payment on that Dividend Payment Date with respect to the Series J Preferred Stock and the Dividend Parity Stock shall be shared: (a) first ratably by the holders of any shares of such other series of Dividend Parity Stock who have the right to receive dividends with respect to Dividend Payment Periods prior to the then-current Dividend Payment Period, in proportion to their respective amounts of the undeclared and unpaid dividends relating to prior Dividend Payment Periods; and (b) thereafter by the holders of the shares of Series J Preferred Stock and the Dividend Parity Stock on a pro rata basis.

(v) The corporation will not issue any new series of preferred stock having dividend payment dates that are not a March 31, June 30, September 30 or December 31 (or the next business day, if applicable).

4. Conversion. The Series J Preferred Stock are not convertible into shares of any other class or series of the corporation’s capital stock or any other security.

5. Redemption.

(i) Subject to receiving all required regulatory approvals (including prior approval by the Federal Reserve, if required), the Series J Preferred Stock may be redeemed at the option of the corporation, in whole or in part, at any time, or from time to time on or after September 30, 2019 at a redemption price equal to $25,000 per share, plus an amount equal to any declared but unpaid dividends, without accumulation of any undeclared dividends. At any time after the corporation’s good faith determination that an event has occurred that would constitute a “regulatory capital event,” the corporation may at its option, subject to receiving all required regulatory approvals (including prior approval by the Federal Reserve, if required), provide notice of its intent to redeem the Series J Preferred Stock in accordance with the procedures described below, and subsequently redeem in whole, but not in part, prior to September 30, 2019, the shares of Series J Preferred Stock at the time outstanding at a redemption price equal to $25,000 per share, plus an amount equal to any declared but unpaid dividends, without accumulation of any undeclared dividends.

A “regulatory capital event” means the corporation’s reasonable determination that as a result of any: amendment to, clarification of, or change (including any announced prospective change) in the laws or regulations of the United States or any political subdivision of the United States that is enacted or becomes effective on or after the Original Issuance Date; proposed change in the laws or regulations of the United States or any political subdivision of the United States that is announced or becomes effective on or after the Original Issuance Date; or official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying the laws or regulations of the United States or any political subdivision of the United States that is announced on or after the Original Issuance Date, there is more than an insubstantial risk that the corporation will not be entitled to treat the full liquidation preference amount of all shares of Series J Preferred Stock then outstanding as additional Tier 1 capital (or its equivalent) for purposes of the capital adequacy guidelines or regulations of the appropriate federal banking agency, as then in effect and applicable, for as long as any share of Series J Preferred Stock is outstanding.

(ii) Holders of Series J Preferred Stock do not have any right to require redemption of the Series J Preferred Stock.

(iii) The corporation will mail notice of every redemption of the Series J Preferred Stock by first class mail, postage prepaid, addressed to the holders of record of the Series J Preferred Stock to be redeemed at their respective last addresses appearing on the corporation’s books. The corporation may redeem the Series J Preferred Stock upon not less than 30 and not more than 60 days’ notice, which notice will be irrevocable, at a price of 100% of the liquidation preference of the redeemed Series J Preferred Stock, plus declared but unpaid dividends, if any, to, but excluding, the redemption date. Each notice shall state: (a) the redemption date; (b) the aggregate number of shares of Series J Preferred Stock to be redeemed, and if less than all shares of Series J Preferred Stock held by the holder are to be redeemed, the number of shares to be redeemed from the holder; (c) the redemption price; and (d) the place or places where the Series J Preferred Stock is to be redeemed.

(iv) If notice of redemption of any shares of Series J Preferred Stock has been duly given and if the funds necessary for such redemption have been irrevocably set aside by the corporation for the benefit of the holders of the shares of Series J Preferred Stock so called for redemption, then, on and after the redemption date, dividends will not accrue on such shares of Series J Preferred Stock, such shares of Series J Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. In case of any redemption of only part of the shares of Series J Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as the corporation may determine to be fair and equitable.

6. Status of Reacquired Shares. Shares of Series J Preferred Stock that are redeemed, repurchased or otherwise acquired by the corporation shall not be reissued as shares of Series J Preferred Stock but shall revert to authorized but unissued shares of Preferred Stock and may be reissued as shares of a different series of Preferred Stock in any future designation by the Board of Directors.

7. Liquidation Rights.

(i) In the event that the corporation voluntarily or involuntarily liquidates, dissolves or winds up its affairs, holders of Series J Preferred Stock will be entitled to receive an amount per share referred to as the “Total Liquidation Amount,” equal to the fixed liquidation preference of $25,000 per share, plus any declared and unpaid dividends including, if applicable, a pro rata portion of any declared and unpaid dividends for the then-current Dividend Payment Period to the date of liquidation, without regard to any undeclared dividends. Holders of the Series J Preferred Stock will be entitled to receive the Total Liquidation Amount out of the corporation’s assets that are available for distribution to shareholders of the corporation’s capital stock ranking on a parity on liquidation to the Series J Preferred Stock, after payment or provision for payment of the corporation’s debts and other liabilities, but before any distribution of assets is made to holders of the corporation’s common stock or any other shares ranking, as to that distribution, junior to the Series J Preferred Stock.

(ii) If the corporation’s assets are not sufficient to pay the Total Liquidation Amount in full to all holders of Series J Preferred Stock and all holders of any shares of the corporation’s stock ranking as to any such distribution on a parity with the Series J Preferred Stock, the amounts paid to the holders of Series J Preferred Stock and to holders of such other shares will be paid pro rata in accordance with the respective Total Liquidation Amount and the aggregate liquidation amount of any such outstanding shares of parity stock.

(iii) If the Total Liquidation Amount per share of Series J Preferred Stock has been paid in full to all holders of Series J Preferred Stock and the liquidation preference of any other shares ranking on a parity with the Series J Preferred Stock has been paid in full, the holders of the corporation’s common stock or any other shares ranking, as to such distribution, junior to the Series J Preferred Stock will be entitled to receive all of the corporation’s remaining assets according to their respective rights and preferences.

(iv) For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer for cash, shares of stock, securities or other consideration, of all or substantially all of the corporation’s property and assets, nor the consolidation or merger by the corporation with or into any other corporation or by another corporation with or into the corporation, will constitute a liquidation, dissolution and winding-up of the corporation’s affairs.

8. Voting Rights.

Except as required by Ohio law, holders of the Series J Preferred Stock will not have any voting rights and will not be entitled to elect any directors. In situations in which Ohio law requires mandatory voting rights for a class of shares, the corporation will, unless prohibited by Ohio law, treat each series of the corporation’s preferred stock, including the Series J Preferred Stock, as a separate class for voting purposes.

9. Mergers and Consolidations.

The corporation will not effect any merger or consolidation of the corporation with or into any entity other than a corporation, or any merger or consolidation of the corporation with or into any other corporation unless (a) the Series J Preferred Stock remains issued and outstanding following the transaction, (b) holders of Series J Preferred Stock are issued a class or series of preferred stock of the surviving or resulting corporation, or a corporation controlling such corporation, having substantially identical voting powers, preferences and special rights, or (c) such merger is approved by a class vote of the holders of Series J Preferred Stock pursuant to the mandatory voting rights provided by Ohio law and as set forth in Section 8 above.

10. Preemptive or Subscription Rights. The holders of the Series J Preferred Stock shall not have any preemptive or subscription rights.

11. Form. The Series J Preferred Stock will be issued only in fully registered form.

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